Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three and Nine
Months Ended September 30, 2018

Tel-Aviv, Israel, December 3, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2018 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On November 29, 2018, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended September 30, 2018 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about December 27, 2018.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2018 - approximately NIS 730.9 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2018 - approximately NIS 161.2 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2018, which include the summer months of July and August and the intermediate month of September, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2017 and as of and for the three and nine month periods ended September 30, 2017 and 2018 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statements of Financial Position

	September 30	September 30	December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	284,094	308,106	184,182
Trade receivables	254,045	296,623	330,397
Other receivables	38,579	82,018	83,289
Pledged deposit	3,508	-	-
Total current assets	580,226	686,747	597,868

Non-current assets
Restricted deposit	420,808	395,661	405,306
Prepaid expenses	42,233	44,350	43,821
Fixed assets	3,927,348	4,058,427	4,009,008
Intangible assets	3,961	6,683	6,097
Total non-current assets	4,394,350	4,505,121	4,464,232
Total assets	4,974,576	5,191,868	5,062,100

Current liabilities
Current maturities of loans from banks	255,941	252,000	203,819
Current maturities of loans from related parties	110,000	70,000	140,464
Trade payables	259,782	413,988	415,798
Other payables	19,046	4,628	5,649
Financial derivatives	-	3,372	1,191
Total current liabilities	644,769	743,988	766,921

Non-current liabilities
Loans from banks	3,108,089	3,274,223	3,187,873
Loans from related parties	15,258	120,404	54,764
Provision for dismantling and restoration	40,288	36,103	36,239
Deferred tax liabilities	123,774	89,473	89,298
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,287,569	3,520,363	3,368,334

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	396,280	281,559	280,887
Total equity	1,042,238	927,517	926,845
Total liabilities and equity	4,974,576	5,191,868	5,062,100

Dorad Energy Ltd.
Interim Condensed Statements of Profit and Loss

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,990,177	1,927,460	730,891	716,171	2,523,263

Operating costs of the Power Plant

Energy costs	517,660	480,876	186,913	189,081	616,221
Electricity purchase and infrastructure services	880,927	914,350	288,898	310,939	1,212,431
Depreciation and amortization	163,977	150,147	56,572	52,513	208,705
Other operating costs	102,333	81,275	37,321	23,360	122,345

Total operating costs of Power Plant	1,664,897	1,626,648	569,704	575,893	2,159,702

Profit from operating the Power Plant	325,280	300,812	161,187	140,278	363,561

General and administrative expenses	15,401	13,497	4,873	4,921	18,712

Operating profit	309,879	287,315	156,314	135,357	344,849

Financing income	16,540	2,427	4,684	617	3,195
Financing expenses	176,550	185,974	55,670	35,230	245,122

Financing expenses, net	160,010	183,547	50,986	34,613	241,927

Profit before taxes on income	149,869	103,768	105,328	100,744	102,922

Taxes on income	34,476	23,855	24,223	23,168	23,681

Profit for the period	115,393	79,913	81,105	77,576	79,241

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital
			reserve for
	Share	Share	activities with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months
ended September 30, 2018
(Unaudited)

Balance as at
January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the period	-	-	-	115,393	115,393

Balance as at
September 30, 2018 (Unaudited)	11	642,199	3,748	396,280	1,042,238

For the nine months
ended September 30, 2017
(Unaudited)

Balance as at
January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	79,913	79,913

Balance as at
September 30, 2017 (Unaudited)	11	642,199	3,748	281,559	927,517

For the three months
ended September 30, 2018
(Unaudited)

Balance as at
July 1, 2018 (Unaudited)	11	642,199	3,748	315,175	961,133

Profit for the period	-	-	-	81,105	81,105

Balance as at
September 30, 2018 (Unaudited)	11	642,199	3,748	396,280	1,042,238

For the three months
ended September 30, 2017
(Unaudited)

Balance as at
July 1, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

Profit for the period	-	-	-	77,576	77,576

Balance as at
September 30, 2017 (Unaudited)	11	642,199	3,748	281,559	927,517

For the year ended
December 31, 2017 (Audited)

Balance as at
January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at
December 31, 2017 (Audited)	11	642,199	3,748	280,887	926,845

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit for the period	115,393	79,913	81,105	77,576	79,241
Adjustments:
Depreciation and amortization
and fuel consumption	167,960	213,751	56,917	70,845	286,542
Taxes on income	34,476	23,855	24,223	23,168	23,681
Financing expenses, net	160,010	183,547	50,986	34,613	241,927
	362,446	421,153	132,126	128,626	552,150

Change in trade receivables	76,488	(1,692)	(6,539)	(30,794)	(35,465)
Change in other receivables	23,955	(61,955)	14,299	(1,600)	(84,857)
Change in trade payables	(161,484)	107,940	(11,664)	71,234	123,045
Change in other payables	16,985	(1,078)	17,719	1,308	(2,669)
	(44,056)	43,215	13,815	40,148	54
Net cash flows provided
by operating activities	433,783	544,281	227,046	246,350	631,445

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	4,997	(7,018)	2,640	(2,385)	(10,596)
Insurance proceeds in respect of damage to fixed asset	20,619	15,444	1,181	15,444	38,742
Investment in long-term
restricted deposit	(7,158)	(21,000)	-	-	(34,000)
Release of long-term restricted
deposit	-	25,790	-	-	25,790
Investment in fixed assets	(82,341)	(87,136)	(21,291)	(33,350)	(121,361)
Investment in intangible assets	(141)	(258)	(18)	-	(413)
Interest received	2,461	1,847	978	617	1,268
Net cash flows used in
investing activities	(61,563)	(72,331)	(16,510)	(19,674)	(100,570)

Cash flows used in
financing activities:
Repayment of loans from
related parties	(62,802)	(39,628)	-	-	(39,628)
Repayment of loans from banks	(91,345)	(85,112)	-	-	(161,668)
Interest paid	(119,803)	(121,093)	(356)	(228)	(227,530)
Net cash flows used in
financing activities	(273,950)	(245,833)	(356)	(228)	(428,826)

Net increase in
cash and cash equivalents for
the period	98,270	226,117	210,180	226,448	102,049

Effect of exchange rate fluctuations
on cash and cash equivalents	1,642	1,022	88	345	1,166
Cash and cash equivalents at
beginning of period	184,182	80,967	73,826	81,313	80,967
Cash and cash equivalents at
end of period	284,094	308,106	284,094	308,106	184,182